FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                     Pursuant to Rule 13a-16 or 15d-16 under
                       the Securities Exchange Act of 1934


For May 14, 2004
Commission File Number:   0-30204

                         Internet Initiative Japan Inc.
                 (Translation of registrant's name into English)
 Jinbocho Mitsui Bldg. 1-105 Kanda Jinbo-cho, Chiyoda-ku, Tokyo 101-0051, Japan

                    (Address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

                         Form 20-F [ X ] Form 40-F [ ]

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as per-mitted by Regulation S-T Rule 101(b)(1): ____

  Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

  Indicate by check mark if the registrant is submitting the Form 6-K in paper as per-mitted by Regulation S-T Rule 101(b)(7): ____

  Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the reg-istrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a mate-rial event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
                        Yes [   ]                No  [ X ]

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
                                                  -------------

      THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE PROSPECTUS INCLUDED IN THE REGISTRATION STATMENT ON FORM F-3 (FILE NO. 333-12696) OF INTERNET INITIATIVE JAPAN INC. AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

                                  EXHIBIT INDEX


   Exhibit     Date                           Description of Exhibit
   --------    -----                          ----------------------
      1       5/14/2004      IIJ Announces Fourth Quarter and Full Fiscal Year
                             Results for the Year Ending March 31, 2004
                             - Gross-Margin Expansion Leads the Way Toward
                               Profitability -

EXHIBIT 1

  IIJ Announces Fourth Quarter and Full Fiscal Year Results for the Year Ending
                                 March 31, 2004;
           Gross-Margin Expansion Leads the Way Toward Profitability

     TOKYO & NEW YORK--(BUSINESS WIRE)--May 13, 2004--Internet Initiative Japan Inc. (Nasdaq: IIJIE) ("IIJ"), one of Japan's leading Internet access and comprehensive network solutions providers, today announced its financial results for the fourth quarter and full fiscal year ending March 31, 2004 ("FY 2003").(1)

     Highlights of fourth quarter FY2003 results:

     -- Revenues totaled JPY 11,617 million ($ 111.5 million), an increase of 20.6% compared to 3Q03 and a decrease of 10.9% compared to 4Q02.

     -- Operating income was JPY 350 million ($ 3.4 million), an increase of 48.3% from JPY 236 million in 3Q03 (which 3Q03 amount included the JPY 71 million of accounts receivable from Crosswave Communications Inc. ("Crosswave") that became collectible after previously being written-off), and a turnaround from an operating loss of JPY 446 million in 4Q02. The increase compared to 3Q03 reflects the increased revenues from our high-margin Systems Integration ("SI") services. The increase compared to 4Q02 reflects increased profitability of our SI services.

     -- Adjusted EBITDA(2) was JPY 1,358 million ($ 13.0 million), an increase of 11.5% from an adjusted EBITDA of JPY 1,218 million in 3Q03 and JPY 459 million in 4Q02.

     -- Net income was JPY 669 million ($ 6.4 million), a decrease from JPY 1,979 million in 3Q03 which amount included a special gain of JPY 1,572 million that was generated by the sale of an equity investment, and a substantial improvement from the net loss of JPY 9,290 million in 4Q02.

     Highlights of full FY2003 results:

     -- Revenues totaled JPY 39 billion ($ 372.2 million), a decrease of 11.9% from FY2002. The decrease largely reflects the first half of FY2003 decline in SI service and equipment sales revenues, which were adversely affected by weak corporate investment in Japan in that period.

     -- Operating loss of JPY 1.4 billion ($ 13.9 million), an improvement from an operating loss of JPY 1.7 billion in FY2002. Positive operating income in 3Q03 and 4Q03 were not sufficient to cover the first half year's operating loss.

     -- Net loss was JPY 105 million ($ 1.0 million), a significant improvement from JPY 16,477 million in FY2002 when net loss was negatively impacted by losses associated with our investment in Crosswave. Other factors affecting the improvement from FY2002 include positive operating income for the second half of FY2003, a special gain from the sale of an equity investment and income tax benefits associated with increased unrealized gains from certain available-for-sales securities.

     -- As a result of ongoing efforts to increase profitability throughout the Company, we expect yearly operating and net income to turn positive in FY2004.

     Overview of Fourth Quarter and Full FY2003 Financial Results and Business Outlook(3)

     "I am pleased to report that IIJ returned to profitability in the second half of FY2003," said Koichi Suzuki, President and CEO of IIJ. "Although the total revenue for FY2003 did not reach the level of FY2002 due to weak corporate investment and slow economic recovery in the first half, we achieved positive operating and net income in the second half largely as a result of our strategic focus on high margin SI and Value Added Services ("VAS") such as Internet security services and virtual private networks ("VPNs"). We believe that this strategy has successfully countered the negative impact of Crosswave's commencement of corporate reorganization in the first half of FY2003 and that we are now firmly positioned for sustained and profitable growth."
     President Suzuki continued, "Japan's economy is recovering and corporate IT investment has increased in the second half of FY2003. Broad economic growth, coupled with rapidly increasing demand by our enterprise customers for valued added and network services, such as security and operational outsourcing, provided good conditions for resumption in revenue growth. In this environment, we will continue to develop new high margin services for Japan's increasingly complicated, and critical, networked economy. By doing so, we hope to strengthen profitability and are expecting yearly operating and net income to be positive in FY2004."
     "Gross-margins for all of our business lines increased from the fourth quarter of FY2002 due to an increased emphasis on high margin products and services, as well as across-the-board cost reductions and internal efficiency improvements," said Yasuhiro Nishi, CFO of IIJ. "Connectivity and VAS gross-margin expansion reflects our reduction of Internet backbone costs by JPY 516 million in FY2003 and increased revenue from high margin VAS. SI service gross-margin increased due to our successful efforts to secure profitable SI contracts, of which a substantial amount are network-related."

     Revenues

     Revenues in 4Q03 totaled JPY 11,617 million, a decrease of 10.9% from JPY 13,036 million in 4Q02 and an increase of 20.6% from JPY 9,633 million in 3Q03.


Table 1. Revenues (JPY in millions)
----------------------------------------------------------------------
Revenues                        4Q03    4Q02    YoY     3Q03    QoQ
                                              % change        % change
----------------------------------------------------------------------
Connectivity and value-added
 services:
----------------------------------------------------------------------
    Dedicated access services   3,100   3,341   (7.2%)  3,204   (3.2%)
----------------------------------------------------------------------
    Dial-up access services       758     765   (0.9%)    780   (2.8%)
----------------------------------------------------------------------
      Total Connectivity
       Services                 3,858   4,106   (6.0%)  3,984   (3.1%)
----------------------------------------------------------------------
    Value-added services        1,104     931    18.5%  1,125   (1.9%)
----------------------------------------------------------------------
    Other                         537     381    40.8%    525     2.2%
----------------------------------------------------------------------
  Total Connectivity and
   value-added services         5,499   5,419     1.5%  5,633   (2.4%)
----------------------------------------------------------------------
Systems integration revenues    4,001   4,905  (18.4%)  2,889    38.5%
----------------------------------------------------------------------
Equipment sales                 2,117   2,712  (21.9%)  1,111    90.6%
======================================================================
      Total revenues           11,617  13,036  (10.9%)  9,633    20.6%
----------------------------------------------------------------------

     Connectivity and VAS revenues were JPY 5,499 million in 4Q03, an increase of 1.5% from JPY 5,419 million in 4Q02 and a decrease of 2.4% from JPY 5,633 million in 3Q03.


Table 2. Connectivity Services (JPY in millions)
----------------------------------------------------------------------
Connectivity Services           4Q03    4Q02    YoY     3Q03    QoQ
                                              % change        % change
======================================================================
Dedicated access services:
----------------------------------------------------------------------
     IP Service + DC
      (connectivity)            2,423   2,518   (3.8%)  2,485   (2.5%)
----------------------------------------------------------------------
     Others(4)                    677     823  (17.7%)    719   (5.8%)
======================================================================
 Total Dedicated Access
  Services                      3,100   3,341   (7.2%)  3,204   (3.2%)
======================================================================

     Dedicated access service revenues were JPY 3,100 million in 4Q03, a decrease of 7.2% compared to 4Q02 and a decrease of 3.2% compared to 3Q03. IP Service, including Data Center Connectivity services, decreased by 3.8% in 4Q03 compared to 4Q02 and decreased by 2.5% compared to 3Q03, mainly due to the cancellation of service by a regional electric power company's telecom service arm. IIJ FiberAccess/F Service revenue, which is included in Others, substantially increased compared to 4Q02 and steadily increased compared to 3Q03, however, the increase did not offset the revenue decreases in IIJ T1 Standard and IIJ Economy Service, which are also included in Others.


Table 3. Number of Contracts
----------------------------------------------------------------------
                                             4Q03      4Q02      3Q03
======================================================================
IP Services  64kbps - 128kbps                  73       112        76
----------------------------------------------------------------------
             192kbps - 768kbps                 20        35        22
----------------------------------------------------------------------
             1Mbps - 2Mbps                    218       268       226
----------------------------------------------------------------------
             3Mbps - 1.2Gbps                  427       248       381
----------------------------------------------------------------------
Number of Contracts of DC Connectivity
 Services                                     196       156       188
----------------------------------------------------------------------
Other                                       6,292     4,489     5,991
======================================================================
    Total Dedicated Access Services         7,226     5,308     6,884
----------------------------------------------------------------------
IIJ4U (Dial-up access services for
 retail market)                            67,105    79,464    69,688
----------------------------------------------------------------------
Other Dial-Up Access Services             628,762   450,320   597,232
======================================================================
    Total Dial-Up Access Services         695,867   529,784   666,920
======================================================================



Table 4. Number of Contract Bandwidth (Unit: Gbps)
----------------------------------------------------------------------
                                             4Q03      4Q02      3Q03
======================================================================
Dedicated Access Services                    64.5      32.1      60.3
----------------------------------------------------------------------
DC Connectivity Services                     15.6       9.9      15.5
======================================================================
Total Contract Bandwidth                     80.1      42.0      75.8
======================================================================

     Dial-up access service revenues were JPY 758 million in 4Q03, a decrease of 0.9% compared to 4Q02 and a decrease of 2.8% compared to 3Q03. For dial-up services for individual customers, the decrease in IIJ4U service revenues was offset by the revenue growth of Original Equipment Manufacturer services, including the CDN ("Contents Delivery Network") platform and NTT's regional L-mode service. However, dial-up service revenues for corporate customers decreased due to an increase in their demand for lower-cost broadband services.


Table 5. Value-added Services (JPY in millions)
----------------------------------------------------------------------
Value-Added Services            4Q03    4Q02    YoY     3Q03    QoQ
                                              % change        % change
----------------------------------------------------------------------
Internet Data Center services     324     341   (5.2%)    373  (13.1%)
----------------------------------------------------------------------
Other value-added services        780     590    32.2%    752     3.7%
======================================================================
Total Value-Added Service
 Revenues                       1,104     931    18.5%  1,125   (1.9%)
----------------------------------------------------------------------

     VAS revenues were JPY 1,104 million in 4Q03, an increase of 18.5% compared to 4Q02 but a decrease of 1.9% compared to 3Q03. Internet Data Center services decreased by 5.2% compared to 4Q02 and by 13.1% compared to 3Q03. The revenue decrease from 3Q03 was mainly due to the absence in 4Q03 of "one-time" revenues associated with the construction of special facilities for large customers.
     Systems Integration services revenues decreased 18.4% to JPY 4,001 million in 4Q03 from JPY 4,905 million in 4Q02 and increased 38.5% from JPY 2,889 million in 3Q03.
     Equipment sales revenues were JPY 2,117 million in 4Q03, a decrease of 21.9% compared to 4Q02 and an increase of 90.6% compared to 3Q03.

     Cost and expenses

     Cost of revenues was JPY 9,915 million in 4Q03, a decrease of 16.8% compared to 4Q02 and an increase of 22.0% compared to 3Q03.


Table 6. Costs and Expenses (JPY in millions)
----------------------------------------------------------------------
Costs and expenses:             4Q03    4Q02    YoY     3Q03    QoQ
                                              % change        % change
----------------------------------------------------------------------
Cost of Revenues:
----------------------------------------------------------------------
  Cost of connectivity and
   value-added services         4,810   5,033   (4.4%)  4,877   (1.4%)
----------------------------------------------------------------------
  Cost of systems integration   3,054   4,248  (28.1%)  2,198    38.9%
----------------------------------------------------------------------
  Cost of equipment sales       2,051   2,638  (22.3%)  1,050    95.4%
----------------------------------------------------------------------
  Total of Cost of Revenues     9,915  11,919  (16.8%)  8,125    22.0%
----------------------------------------------------------------------
Sales and marketing               756     789   (4.2%)    699     8.2%
----------------------------------------------------------------------
General and administrative        518     662  (21.7%)    486     6.5%
----------------------------------------------------------------------
Research and development           78     113  (30.2%)     87   (9.4%)
======================================================================
  Total costs and expenses     11,267  13,483  (16.4%)  9,397    19.9%
----------------------------------------------------------------------

     Cost of Connectivity and VAS was JPY 4,810 million, a decrease of 4.4% compared to 4Q02 and a decrease of 1.4% compared to 3Q03. The gross-margin ratio for Connectivity and VAS in 4Q03 was 12.5%, compared to 7.1% in 4Q02 and 13.4% in 3Q03. The improvement in gross-margin since 4Q02 was largely the result of our continuous efforts to reduce Internet backbone costs.


Table 7. Backbone Costs (JPY in millions)
----------------------------------------------------------------------
Backbone Costs                  4Q03    4Q02    YoY     3Q03    QoQ
                                              % Change        % Change
----------------------------------------------------------------------
International Backbone Costs      165     315  (47.7%)    156     5.7%
----------------------------------------------------------------------
Domestic Backbone Costs           902   1,075  (16.1%)    939   (3.8%)
----------------------------------------------------------------------

     International backbone costs were JPY 165 million, a decrease of 47.7% compared to 4Q02 and an increase of 5.7% compared to 3Q03 as we benefited from our on-going efforts to optimize our network.
     Domestic backbone costs were JPY 902 million, a decrease of 16.1% compared to 4Q02 and a decrease of 3.8% compared to 3Q03. These decreases reflect a decline in backbone prices, which offset an increase in connection fees with NTT's regional access networks (FLET'S).
     Cost of SI service revenues was JPY 3,054 million in 4Q03, a decrease of 28.1% compared to 4Q02 and an increase of 38.9% compared to 3Q03. The gross margin for SI was 23.7% in 4Q03 compared to 13.4% in 4Q02 and 23.9% in 3Q03. The year-over-year improvement in gross-margin was the result of the increased profitability of SI development contracts and higher consulting fees for network services.
     Sales and marketing expenses were JPY 756 million in 4Q03, a decrease of 4.2% compared to 4Q02 reflecting a reduction in advertising expenses. Sales and marketing expenses increased of 8.2% compared to 3Q03 primarily as the result of inclusion in 3Q03 of JPY 71 million of income as a result of the reversal of allowance for doubtful receivables from Crosswave.
     General and administrative expenses were JPY 518 million in 4Q03, a decrease of 21.7% compared to 4Q02 and an increase of 6.5% compared to 3Q03. The expense decrease from 4Q02 reflects the absence in 4Q03 of costs associated with our move into a new office.

     Operating income (loss)

     Operating income was JPY 350 million in 4Q03, compared to an operating loss of JPY 446 million in 4Q02 and operating income of JPY 236 million in 3Q03. The improvement from 4Q02 is due to an increase in SI service profitability. The improvement from 3Q03 is due to an increase in SI service revenue.
     Other expenses for 4Q03 was JPY 226 million, compared to Other Expenses of JPY 360 million in 4Q02 and Other Income of JPY 1,570 million in 3Q03. The income in 3Q03 included a special gain on the sale of an equity investment, which amounted to JPY 1,572 million.
     Income tax benefit (expense) for 4Q03 was a benefit of JPY 891 million, compared to an expense of JPY 97 million in 4Q02 and a benefit of JPY 280 million in 3Q03. The increase compared to 4Q02 and 3Q03 is due to a decrease in the valuation allowance for deferred tax assets, which decrease is primarily attributable to the income tax effect of increased unrealized gains during the quarter on certain available-for-sale securities.
     Equity in net loss of equity method investees amounted to JPY 189 million in 4Q03, compared to JPY 8,407 million in 4Q02, and JPY 58 million in 3Q03. The year-over-year improvement largely reflects the absence of losses associated with our previous equity investment in Crosswave.
     Net income was JPY 669 million in 4Q03, compared to a net loss of JPY 9,290 million in 4Q02 and net income of JPY 1,979 million in 2Q03. The year-over-year improvement largely reflects the absence of losses associated with our previous equity investment in Crosswave and an increase in revenue from high margin business lines. The quarter-over-quarter improvement is the result of positive operating income and the income tax effect of increases in unrealized gains during the quarter on certain available-for-sale securities. Basic net income per ADS equivalent was JPY 8.73 in 4Q03, compared to a net loss of JPY 206.62 in 4Q02 and JPY 25.83 in 3Q03.


Table 8. Other Financial Statistics (JPY in millions)
----------------------------------------------------------------------
Other Financial Statistics      4Q03    4Q02    YoY     3Q03    QoQ
                                              % Change        % Change
======================================================================
Adjusted EBITDA(5)              1,358     459   195.5%  1,218    11.5%
----------------------------------------------------------------------
CAPEX, including capitalized
 leases(6)                      1,014     936     8.4%    508    99.6%
----------------------------------------------------------------------
Depreciation and
 amortization(7)                1,030     933    10.4%  1,004     2.6%
----------------------------------------------------------------------

     Reconciliation of Non-GAAP Financial Measures

     The following table summarizes the reconciliation of adjusted EBITDA to net income according to the consolidated statements of operations that are prepared and presented in accordance with U.S. generally accepted accounting principles in Appendix 1:


Table 9. Adjusted EBITDA (JPY in millions)
----------------------------------------------------------------------
                                           4Q03      4Q02      3Q03
======================================================================
Adjusted EBITDA                             1,358       459     1,218
----------------------------------------------------------------------
Depreciation and amortization(8)           (1,008)     (905)     (982)
----------------------------------------------------------------------
Operating income (loss)                       350      (446)      236
======================================================================
Other income (expenses)                      (226)     (361)    1,570
----------------------------------------------------------------------
Income tax expense (benefit)                 (891)       97      (280)
----------------------------------------------------------------------
Minority interests in consolidated
 subsidiaries                                (157)       21       (49)
----------------------------------------------------------------------
Equity in net income (loss) of equity
 method investees                            (189)   (8,407)      (58)
======================================================================
Net income (loss)                             669    (9,290)    1,979
----------------------------------------------------------------------

     The following table summarizes the reconciliation of capital expenditures to the purchase of property and equipment according to the consolidated statements of cash flows that are prepared and presented in accordance with U.S. generally accepted accounting principles in Appendix 4:


Table 10. CAPEX (JPY in millions)
----------------------------------------------------------------------
                                             4Q03      4Q02      3Q03
======================================================================
Capital expenditures                        1,014       936       508
----------------------------------------------------------------------
Acquisition of assets by entering into
 capital leases                               778       772       168
----------------------------------------------------------------------
Purchase of property and equipment            236       164       340
----------------------------------------------------------------------

     Fourth Quarter FY2003 Business Review

     Key Service Developments

     Enhancement of managed firewall services:

     In April 2004, IIJ enhanced its two Internet security managed firewall services. "IIJ Security Light Service", a low-cost service for small- and medium-sized enterprises ("SMEs"), has been enhanced to allow for increased broadband usage by SMEs in Japan. "IIJ Security Standard," a standard service for corporate customers, has been enhanced to provide greater reliability.

     Anti-virus and spam movements:

     Since the start of FY2003, IIJ has increased its involvement with industry groups formed to combat Internet viruses and spam. IIJ and IIJ America participated in founding the Messaging Anti Abuse Working Group and attended the December 2003 kick-off meeting. This group, which is composed of 19 international telecommunications companies, ISPs, and related businesses, is aimed at developing measures to combat spam e-mails and other unethical uses of the Internet. Additionally, on April 27, 2004, IIJ announced that it had joined the Japan Messaging User Group ("JMUG"), a working group established in Japan to discuss ways of implementing countermeasures against spam, viruses, and other Internet messaging related issues.

     Network Infrastructure Developments

     In 4Q03, IIJ continued to develop its Internet backbone in order to maintain the network quality that it provides to its customers. This quarter, IIJ installed one new circuit and upgraded one pre-existing circuit for the international backbone. For the domestic backbone, IIJ installed one new circuit and upgraded two pre-existing circuits. IIJ considered cost effectiveness and overall profitability in undertaking these upgrades.

     Key Developments of the IIJ Group

     Enhancement on security solutions:

     On April 26, 2004, IIJ announced that IIJ-Tech introduced Security Check-up Service. Security Check-up Service evaluates the overall security level of corporate e-mail systems and provides a diagnostic analysis of potential emerging threats. The service is targeted to customers that do not require a full instant diagnosis but require an initial glimpse and a thorough "check-up" of the security level of a company, which will be provided within approximately two weeks.

     Teleconference/Webcast

     On May 14 at 9:00 am (ET), IIJ will host a conference call to discuss the Company's results and outlook. There will be a simultaneous webcast available at www.vcall.com. A replay will also be available at the same URL.

     About Internet Initiative Japan Inc.

     Founded in 1992, Internet Initiative Japan Inc. (IIJ, NASDAQ: IIJIE) is one of Japan's leading Internet-access and comprehensive network solutions providers. The company has built one of the largest Internet backbone networks in Japan, and between Japan and the United States. IIJ and its group of companies provide total network solutions that mainly cater to high-end corporate customers. Services range from the delivery of new generation network services over an optical-fiber infrastructure that is optimized for data communications, to the construction of pan-Asian IP backbone networks. The company also offers high-quality systems integration and security services, Internet access, hosting/housing, and content design.

     Statements made in this press release regarding IIJ's or management's intentions, beliefs, expectations, or predictions for the future are forward-looking statements that are based on IIJ's and managements' current expectations, assumptions, estimates and projections about its business and the industry. These forward-looking statements, such as statements regarding FY2004 operating and net profitability, are subject to various risks, uncertainties and other factors that could cause IIJ's actual results to differ materially from those contained in any forward-looking statement. These risks, uncertainties and other factors include: IIJ's expectation that net losses will continue or may increase; IIJ's ability to raise additional capital to cover its accumulated deficit; IIJ's ability to continue to increase subscribers to its connectivity services, particularly at higher bandwidths; IIJ's ability to generate significant revenues from its other services such as systems integration; the ability to compete in a rapidly evolving and competitive marketplace; the impact of technological changes in its industry; and other risks referred to from time to time in IIJ's filings on Form 20-F of its annual report and other filings with the United States Securities and Exchange Commission.

     (1) Unless otherwise stated, all financial figures discussed in this announcement are prepared in accordance with U.S. GAAP. All financial figures are unaudited and consolidated. For all 4Q03 and full FY2003 results, translations of Japanese yen amounts into US dollars are solely for the convenience of readers outside of Japan and have been made at the rate of JPY
104.18 = US$1.00, the approximate exchange rate on March 31, 2004.

     (2) Please refer to the Reconciliation of Non-GAAP Financial Measures on page 5.

     (3) This Overview and Business Outlook contains forward-looking statements and projections such as statements regarding FY2004 operating and net profitability that are subject to known and unknown risks and uncertainties that could cause actual results to differ materially from those expressed or implied by these statements. These risks and uncertainties include, but are not limited to, the factors noted at the end of this release and to the risk factors and other information contained in IIJ's filings on Form 20-F and Form 6-K, as well as other filings and documents furnished to the Securities and Exchange Commission. IIJ plans to keep this press release publicly available on its Web site (www.iij.ad.jp), but may discontinue this practice at any time. IIJ intends to publish its next Overview and Business Outlook in its 1Q04 earnings release, presently scheduled for August 2004.

     (4) Others are IIJ FiberAccess/F Service, IIJ Ether Standard, IIJ DSL/F Service, IIJ T1 Standard and IIJ Economy Service.

     (5) Please refer to the Reconciliation of Non-GAAP Financial Measures below.

     (6) Please refer to the Reconciliation of Non-GAAP Financial Measures below.

     (7) Depreciation and amortization includes amortization of issuance cost of convertible notes.

     (8) Depreciation and amortization excludes amortization of issuance cost of convertible notes that was presented as other expenses.


                    INTERNET INITIATIVE JAPAN INC.          Appendix 1
                    ------------------------------
           CONSOLIDATED STATEMENTS OF OPERATIONS(UNAUDITED)
           ------------------------------------------------
For the Three Months Ended Mar 31, 2004, Mar 31, 2003 and Dec 31, 2003
 (Expressed in Thousands of Japanese Yen (JPY) and U.S. Dollars (USD)
                Except for Per Share and ADS Data) (1)


                                      Year-over-year Comparison
                                             Mar 31, 2004
                                --------------------------------------
                                                              % of
                                                             Total
                                  USD (1)        JPY        Revenues
                                ------------ ------------ ------------
Revenues:
      Connectivity and value-
       added services:
      Dedicated access services      29,760    3,100,452         26.7%
      Dial-up access services         7,275      757,947          6.5
      Value-added services           10,593    1,103,558          9.5
      Other                           5,151      536,590          4.6
                                ------------ ------------ ------------
        Total connectivity and
         value-added services        52,779    5,498,547         47.3

      Systems integration
       revenues                      38,409    4,001,449         34.5
      Equipment sales                20,321    2,117,006         18.2
                                ------------ ------------ ------------
          Total revenues            111,509   11,617,002        100.0
                                ------------ ------------ ------------

Costs and expenses:
Cost of connectivity and value-
 added services                      46,169    4,809,831         41.4
Cost of systems integration
 revenues                            29,314    3,053,962         26.3
Cost of equipment sales              19,686    2,050,923         17.6
                                ------------ ------------ ------------
          Total costs                95,169    9,914,716         85.3

Sales and marketing                   7,256      755,928          6.5
General and administrative            4,971      517,884          4.5
Research and development                756       78,786          0.7
                                ------------ ------------ ------------
          Total costs and
           expenses                 108,152   11,267,314         97.0

                                ------------ ------------ ------------
Operating income(loss)                3,357      349,688          3.0
                                ------------ ------------ ------------

Other income(expenses)               (2,170)    (226,045)        (1.9)

                                ------------ ------------ ------------
Income(Loss) before income tax
 expense(benefit)                     1,187      123,643          1.1
                                ------------ ------------ ------------

Income tax expense(benefit)          (8,552)    (890,928)        (7.7)
Minority interests in
 consolidated subsidiaries           (1,510)    (157,295)        (1.4)
Equity in net loss of equity
 method investees:
    Equity method net loss           (1,810)    (188,577)        (1.6)
    Impairment loss on
     investment and deposits for
     Crosswave

                                ------------ ------------ ------------
Net income(loss)                      6,419      668,699          5.8%
                                ============ ============ ============

Basic Net Income(Loss) Per Share                  17,454
Basic Net Income(Loss) Per ADS
 Equivalent                                         8.73
Weighted Average Number of
 Shares                                           38,312
Weighted Average Number of ADS
 Equivalents                                  76,623,702



                                      Year-over-year Comparison
                                             Mar 31, 2003
                                --------------------------------------
                                                 % of
                                                Total         YOY
                                    JPY        Revenues      Chg %
                                ------------ ------------ ------------
Revenues:
      Connectivity and value-
       added services:
      Dedicated access services   3,341,255         25.6%       (7.2%)
      Dial-up access services       764,958          5.9         (0.9)
      Value-added services          931,399          7.2         18.5
      Other                         381,206          2.9         40.8
                                ------------ ------------ ------------
        Total connectivity and
         value-added services     5,418,818         41.6          1.5

      Systems integration
       revenues                   4,905,429         37.6        (18.4)
      Equipment sales             2,712,192         20.8        (21.9)
                                ------------ ------------ ------------
          Total revenues         13,036,439        100.0        (10.9)
                                ------------ ------------ ------------

Costs and expenses:
Cost of connectivity and value-
 added services                   5,033,266         38.6         (4.4)
Cost of systems integration
 revenues                         4,247,690         32.6        (28.1)
Cost of equipment sales           2,638,334         20.2        (22.3)
                                ------------ ------------ ------------
          Total costs            11,919,290         91.4        (16.8)

Sales and marketing                 789,234          6.0         (4.2)
General and administrative          661,502          5.1        (21.7)
Research and development            112,845          0.9        (30.2)
                                ------------ ------------ ------------
          Total costs and
           expenses              13,482,871        103.4        (16.4)

                                ------------ ------------ ------------
Operating income(loss)             (446,432)        (3.4)      (178.3)
                                ------------ ------------ ------------

Other income(expenses)             (360,292)        (2.8)       (37.3)

                                ------------ ------------ ------------
Income(Loss) before income tax
 expense(benefit)                  (806,724)        (6.2)      (115.3)
                                ------------ ------------ ------------

Income tax expense(benefit)          97,256          0.8     (1,016.1)
Minority interests in
 consolidated subsidiaries           21,342          0.2       (837.0)
Equity in net loss of equity
 method investees:
    Equity method net loss       (1,253,875)        (9.6)       (85.0)
    Impairment loss on
     investment and deposits for
     Crosswave                   (7,153,087)       (54.9)         0.0

                                ------------ ------------ ------------
Net income(loss)                 (9,289,600)      (71.3%)     (107.2%)
                                ============ ============ ============

Basic Net Income(Loss) Per Share   (413,238)
Basic Net Income(Loss) Per ADS
 Equivalent                         (206.62)
Weighted Average Number of
 Shares                              22,480
Weighted Average Number of ADS
 Equivalents                     44,960,000



                                        Sequential Comparison
                                             Dec 31, 2003
                                --------------------------------------
                                                 % of
                                                Total         QOQ
                                    JPY        Revenues      Chg %
                                ------------ ------------ ------------
Revenues:
      Connectivity and value-
       added services:
      Dedicated access services   3,204,046         33.3%       (3.2%)
      Dial-up access services       779,544          8.1         (2.8)
      Value-added services        1,124,596         11.7         (1.9)
      Other                         525,106          5.4          2.2
                                ------------ ------------ ------------
        Total connectivity and
         value-added services     5,633,292         58.5         (2.4)

      Systems integration
       revenues                   2,888,936         30.0         38.5
      Equipment sales             1,110,927         11.5         90.6
                                ------------ ------------ ------------
          Total revenues          9,633,155        100.0         20.6
                                ------------ ------------ ------------

Costs and expenses:
Cost of connectivity and value-
 added services                   4,876,741         50.6         (1.4)
Cost of systems integration
 revenues                         2,198,668         22.8         38.9
Cost of equipment sales           1,049,663         10.9         95.4
                                ------------ ------------ ------------
          Total costs             8,125,072         84.3         22.0

Sales and marketing                 698,948          7.3          8.2
General and administrative          486,332          5.1          6.5
Research and development             86,966          0.9         (9.4)
                                ------------ ------------ ------------
          Total costs and
           expenses               9,397,318         97.6         19.9

                                ------------ ------------ ------------
Operating income(loss)              235,837          2.4         48.3
                                ------------ ------------ ------------

Other income(expenses)            1,569,957         16.3       (114.4)

                                ------------ ------------ ------------
Income(Loss) before income tax
 expense(benefit)                 1,805,794         18.7        (93.2)
                                ------------ ------------ ------------

Income tax expense(benefit)        (280,406)        (2.9)       217.7
Minority interests in
 consolidated subsidiaries          (48,710)        (0.5)       222.9
Equity in net loss of equity
 method investees:
    Equity method net loss          (58,354)        (0.6)       223.2
    Impairment loss on
     investment and deposits for
     Crosswave

                                ------------ ------------ ------------
Net income(loss)                  1,979,136         20.5%      (66.2%)
                                ============ ============ ============

Basic Net Income(Loss) Per Share     51,658
Basic Net Income(Loss) Per ADS
 Equivalent                           25.83
Weighted Average Number of
 Shares                              38,312
Weighted Average Number of ADS
 Equivalents                     76,623,702


Note (1): The translation of Japanese yen amounts into US dollar amounts with respect to the three months ended Mar 31, 2004 are included solely for the convenience of readers outside Japan and have been made at the rate of JPY 104.18 =$1, the approximate rate of exchange on Mar 31, 2004.



                    INTERNET INITIATIVE JAPAN INC.          Appendix 2
                    ------------------------------
           CONSOLIDATED STATEMENTS OF OPERATIONS(UNAUDITED)
           ------------------------------------------------
           For the Years Ended Mar 31, 2004 and Mar 31, 2003
 (Expressed in Thousands of Japanese Yen (JPY) and U.S. Dollars (USD)
                Except for Per Share and ADS Data) (1)


                                      Year-over-year Comparison
                                             Mar 31, 2004
                                --------------------------------------
                                                              % of
                                                             Total
                                  USD (1)        JPY        Revenues
                                ------------ ------------ ------------
Revenues:
      Connectivity and value-
       added services:
      Dedicated access services     123,461   12,862,132         33.2%
      Dial-up access services        29,646    3,088,498          8.0
      Value-added services           41,238    4,296,228         11.1
      Other                          20,328    2,117,794          5.4
                                ------------ ------------ ------------
        Total connectivity and
         value-added services       214,673   22,364,652         57.7

      Systems integration
       revenues                     113,723   11,847,687         30.5
      Equipment sales                43,839    4,567,123         11.8
                                ------------ ------------ ------------
          Total revenues            372,235   38,779,462        100.0
                                ------------ ------------ ------------

Costs and expenses:
Cost of connectivity and value-
 added services                     192,431   20,047,438         51.7
Cost of systems integration
 revenues                            94,564    9,851,726         25.4
Cost of other equipment sales        41,719    4,346,243         11.2
                                ------------ ------------ ------------
            Total costs             328,714   34,245,407         88.3

Sales and marketing                  33,859    3,527,490          9.1
General and administrative           20,143    2,098,481          5.4
Research and development              3,436      357,968          0.9
                                ------------ ------------ ------------
            Total costs and
             expenses               386,152   40,229,346        103.7

                                ------------ ------------ ------------
Operating loss                      (13,917)  (1,449,884)        (3.7)
                                ------------ ------------ ------------

Other income(expenses)                9,428      982,220          2.5

                                ------------ ------------ ------------
Loss before income tax
 expense(benefit)                    (4,489)    (467,664)        (1.2)
                                ------------ ------------ ------------

Income tax expense(benefit)         (20,474)  (2,133,011)        (5.5)
Minority interests in
 consolidated subsidiaries            2,264      235,812          0.6
Equity in net loss of equity
 method investees:
    Equity method net loss           (2,748)    (286,317)        (0.8)
    Impairment loss on
     investment, advances and
     deposits for Crosswave         (16,510)  (1,719,981)        (4.4)

                                ------------ ------------ ------------
Net loss                             (1,009)    (105,139)       (0.3%)
                                ============ ============ ============

Basic Net Loss Per Share                          (3,316)
Basic Net Loss Per ADS
 Equivalent                                        (1.66)
Weighted Average Number of
 Shares                                           31,711
Weighted Average Number of ADS
 Equivalents                                  63,421,571



                                             Mar 31, 2003
                                --------------------------------------
                                                 % of
                                                Total         YoY
                                    JPY        Revenues      Chg %
                                ------------ ------------ ------------
Revenues:
      Connectivity and value-
       added services:
      Dedicated access services  13,814,977         31.4%       (6.9%)
      Dial-up access services     3,155,137          7.2         (2.1)
      Value-added services        3,602,847          8.2         19.2
      Other                       1,725,736          3.9         22.7
                                ------------ ------------ ------------
        Total connectivity and
         value-added services    22,298,697         50.7          0.3

      Systems integration
       revenues                  15,012,633         34.1        (21.1)
      Equipment sales             6,706,231         15.2        (31.9)
                                ------------ ------------ ------------
          Total revenues         44,017,561        100.0        (11.9)
                                ------------ ------------ ------------

Costs and expenses:
Cost of connectivity and value-
 added services                  20,386,887         46.3         (1.7)
Cost of systems integration
 revenues                        13,090,220         29.7        (24.7)
Cost of other equipment sales     6,416,525         14.6        (32.3)
                                ------------ ------------ ------------
            Total costs          39,893,632         90.6        (14.2)

Sales and marketing               3,176,165          7.2         11.1
General and administrative        2,204,504          5.0         (4.8)
Research and development            414,149          1.0        (13.6)
                                ------------ ------------ ------------
            Total costs and
             expenses            45,688,450        103.8        (11.9)

                                ------------ ------------ ------------
Operating loss                   (1,670,889)        (3.8)       (13.2)
                                ------------ ------------ ------------

Other income(expenses)           (1,269,433)        (2.9)      (177.4)

                                ------------ ------------ ------------
Loss before income tax
 expense(benefit)                (2,940,322)        (6.7)       (84.1)
                                ------------ ------------ ------------

Income tax expense(benefit)         911,365          2.1       (334.0)
Minority interests in
 consolidated subsidiaries          153,251          0.4         53.9
Equity in net loss of equity
 method investees:
    Equity method net loss       (5,625,299)       (12.8)       (94.9)
    Impairment loss on
     investment, advances and
     deposits for Crosswave      (7,153,087)       (16.2)       (76.0)

                                ------------ ------------ ------------
Net loss                        (16,476,822)      (37.4%)      (99.4%)
                                ============ ============ ============

Basic Net Loss Per Share           (732,955)
Basic Net Loss Per ADS
 Equivalent                         (366.48)
Weighted Average Number of
 Shares                              22,480
Weighted Average Number of ADS
 Equivalents                     44,960,000


Note (1):The translations of Japanese yen amounts into US dollar amounts with respect to the year ended Mar 31, 2004 are included solely for the convenience of readers outside Japan and have been made at the rate of JPY 104.18 =$1, the approximate rate of exchange on Mar 31, 2004.



                    INTERNET INITIATIVE JAPAN INC.          Appendix 3
                    ------------------------------
                CONSOLIDATED BALANCE SHEETS(UNAUDITED)
                --------------------------------------
           As of Mar 31, 2004, Mar 31, 2003 and Dec 31, 2003
           (Expressed in Thousands of Japanese Yen (JPY) and
                        U.S. Dollars (USD))(1)


                                             Mar 31, 2004
                                --------------------------------------
                                  USD (1)        JPY            %
                                ------------ ------------ ------------
ASSETS
------
Current Assets:
Cash and cash equivalent            117,914   12,284,239         28.7%
Accounts receivable, net             86,333    8,994,156         21.1
Inventories                           4,208      438,435          1.0
Prepaid expenses                      5,353      557,703          1.3
Other current assets                  3,124      325,422          0.8

                                ------------ ------------ ------------
        Total current assets        216,932   22,599,955         52.9

Investments in and Advances to
 Equity Method Investees              7,469      778,152          1.8
Other Investments                    76,136    7,931,893         18.6
Property and Equipment, net          82,568    8,601,905         20.1
Guarantee Deposits                   19,919    2,075,123          4.9
Other Assets                          7,198      749,897          1.7

                                ------------ ------------ ------------
        Total assets                410,222   42,736,925        100.0%
                                ============ ============ ============

LIABILITIES AND
 SHAREHOLDERS' EQUITY
 (CAPITAL DEFICIENCY)
----------------------
Current Liabilities:
Short-term borrowings                63,007    6,564,093         15.4%
Accounts payable                     68,996    7,187,976         16.8
Accrued expenses                      4,361      454,366          1.1
Other current liabilities             4,645      483,925          1.1
Long-term borrowings-current
 portion                             14,861    1,548,246          3.6
Capital lease obligations-
 current portion                     22,920    2,387,754          5.6

                                ------------ ------------ ------------
        Total current
         liabilities                178,790   18,626,360         43.6

Long-term Borrowings                 22,154    2,308,019          5.4
Convertible Notes                   113,573   11,832,000         27.7
Capital Lease Obligations-
 Noncurrent                          27,647    2,880,298          6.7
Accrued Retirement and Pension
 Costs                                  698       72,687          0.2
Other Noncurrent Liabilities          1,547      161,122          0.4

                                ------------ ------------ ------------
        Total liabilities           344,409   35,880,486         84.0
                                ------------ ------------ ------------

Minority Interest                     6,165      642,311          1.5
                                ------------ ------------ ------------

Shareholders' Equity (Capital
 Deficiency):
Common stock                        132,131   13,765,372         32.2
Additional paid-in capital          226,892   23,637,628         55.3
Accumulated deficit                (333,946) (34,790,430)       (81.4)
Accumulated other comprehensive
 income                              34,993    3,645,558          8.5
Treasury stock                         (422)     (44,000)        (0.1)

                                ------------ ------------ ------------
        Total shareholders'
         equity (capital
         deficiency)                 59,648    6,214,128         14.5


                                ------------ ------------ ------------
        Total liabilities and
         shareholders' equity
         (capital deficiency)       410,222   42,736,925        100.0%
                                ============ ============ ============


                               Mar 31, 2003          Dec 31, 2003
                           --------------------- ---------------------
                               JPY         %         JPY         %
                           ------------ -------- ------------ --------
ASSETS
------
Current Assets:
Cash and cash equivalent     3,588,352     11.2%  12,140,595     31.5%
Accounts receivable, net    10,253,096     32.0    6,640,226     17.3
Inventories                    417,666      1.3      196,252      0.5
Prepaid expenses               564,501      1.7      875,338      2.3
Other current assets           932,873      2.9      391,766      1.0

                           ------------ -------- ------------ --------
        Total current
         assets             15,756,488     49.1   20,244,177     52.6

Investments in and Advances
 to Equity Method Investees  1,116,020      3.5    1,024,126      2.7
Other Investments            3,040,189      9.5    5,821,912     15.1
Property and Equipment, net  9,151,572     28.5    8,448,327     22.0
Guarantee Deposits           2,205,652      6.9    2,076,387      5.4
Other Assets                   794,455      2.5      849,954      2.2

                           ------------ -------- ------------ --------
        Total assets        32,064,376    100.0%  38,464,883    100.0%
                           ============ ======== ============ ========

LIABILITIES AND
 SHAREHOLDERS' EQUITY
 (CAPITAL DEFICIENCY)
----------------------
Current Liabilities:
Short-term borrowings        4,823,599     15.0%   6,764,410     17.6%
Accounts payable             8,406,170     26.2    4,611,586     12.0
Accrued expenses               389,495      1.2      513,996      1.3
Other current liabilities      551,985      1.7      594,974      1.5
Long-term borrowings-
 current portion             1,943,735      6.1    1,947,309      5.1
Capital lease obligations-
 current portion             2,716,386      8.5    2,415,596      6.3

                           ------------ -------- ------------ --------
        Total current
         liabilities        18,831,370     58.7   16,847,871     43.8

Long-term Borrowings         3,456,265     10.8    1,945,434      5.0
Convertible Notes           15,000,000     46.8   11,832,000     30.7
Capital Lease Obligations-
 Noncurrent                  3,635,780     11.3    2,801,993      7.3
Accrued Retirement and
 Pension Costs                  80,601      0.3       67,557      0.2
Other Noncurrent
 Liabilities                   185,201      0.6      180,329      0.5

                           ------------ -------- ------------ --------
        Total liabilities   41,189,217    128.5   33,675,184     87.5
                           ------------ -------- ------------ --------

Minority Interest              879,495      2.7      486,388      1.3
                           ------------ -------- ------------ --------

Shareholders' Equity
 (Capital Deficiency):
Common stock                 7,082,336     22.1   13,765,372     35.8
Additional paid-in capital  17,068,353     53.2   23,637,628     61.5
Accumulated deficit        (34,685,291)  (108.2) (35,459,129)   (92.2)
Accumulated other
 comprehensive income          530,266      1.7    2,359,503      6.1
Treasury stock                                           (63)     0.0

                           ------------ -------- ------------ --------
        Total shareholders'
         equity (capital
         deficiency)       (10,004,336)   (31.2)   4,303,311     11.2


                           ------------ -------- ------------ --------
        Total liabilities
         and shareholders'
         equity (capital
         deficiency)        32,064,376    100.0%  38,464,883    100.0%
                           ============ ======== ============ ========


Note (1): The translation of Japanese yen amounts into US dollar amounts with respect to Mar 31, 2004 are included solely for the convenience of readers outside Japan and have been made at the rate of JPY104.18 =$1, the approximate rate of exchange on Mar 31, 2004.



                    INTERNET INITIATIVE JAPAN INC.          Appendix 4
                    ------------------------------

      CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)
      -----------------------------------------------------------
For the Three Months Ended Mar 31, 2004, Mar 31, 2003 and Dec 31, 2003

             (Expressed in Thousands of Japanese Yen (JPY)
                      and U.S. Dollars (USD))(1)


                         Mar 31, 2004        Mar 31, 2003 Dec 31, 2003
                   ------------------------- ------------ ------------
                     USD (1)        JPY          JPY          JPY
                   ------------ ------------ ------------ ------------
Operating
 Activities:
  Net income (loss)      6,419      668,699   (9,289,600)   1,979,136
  Depreciation and
   amortization          9,888    1,030,162      933,374    1,004,236
  Provision for
   doubtful
   accounts                265       27,587       30,866      (40,428)
  Equity method net
   loss                  1,810      188,577    1,253,875       58,354
  Impairment loss
   on investment in
   and deposits for
   Crosswave                 -            -    7,153,087            -
  Minority
   interests in net
   income (loss) of
   consolidated
   subsidiaries          1,510      157,295      (21,342)      48,710
  Foreign exchange
   losses (gains)         (131)     (13,682)     149,262       12,279
  Gain on
   retirement of
   convertible
   notes                     -            -            -      (88,975)
  Net losses
   (gains) on other
   investments             407       42,352      184,723   (1,532,033)
  Decrease
   (increase) in
   accounts
   receivable          (23,838)  (2,483,404)  (2,983,254)     138,452
  Increase
   (decrease) in
   accounts payable     22,968    2,392,795    2,200,392      (70,261)
  Decrease
   (increase) in
   inventories          (2,354)    (245,201)     392,051       72,267
  Deferred income
   taxes                (8,680)    (904,221)      91,486     (286,208)
  Other                  3,798      395,710      395,418     (209,740)
                   ------------ ------------ ------------ ------------
  Net cash provided
   by operating
   activities           12,062    1,256,669      490,338    1,085,789
                   ------------ ------------ ------------ ------------

Investing
 Activities:
  Purchase of
   property and
   equipment            (2,266)    (236,028)    (163,592)    (339,621)
  Proceeds from
   sale-leaseback            -            -       66,940            -
  Proceeds from
   sales of other
   investment              637       66,387       13,663    1,946,875
  Purchase of other
   investments             (20)      (2,138)           -       (6,039)
  Refund (payment)
   of guarantee
   deposits-net             (6)        (576)  (1,387,210)         727
  Other                    (36)      (3,778)      (7,606)        (225)
                   ------------ ------------ ------------ ------------
  Net cash provided
   by (used in)
   investing
   activities           (1,691)    (176,133)  (1,477,805)   1,601,717
                   ------------ ------------ ------------ ------------

Financing
 Activities:
  Proceeds from
   long-term
   borrowings            3,840      400,000    2,000,000            -
  Repayments of
   long-term
   borrowings           (4,190)    (436,477)  (1,200,000)  (1,036,247)
  Repurchase of
   convertible
   notes                     -            -            -   (3,047,460)
  Principal
   payments under
   capital leases       (6,647)    (692,467)    (656,238)    (671,339)
  Net increase
   (decrease) in
   short-term
   borrowings           (1,923)    (200,316)     312,854    2,459,505
                   ------------ ------------ ------------ ------------
  Net cash provided
   by (used in)
   financing
   activities           (8,920)    (929,260)     456,616   (2,295,541)
                   ------------ ------------ ------------ ------------

Effect of Exchange
 Rate Changes on
 Cash                      (72)      (7,632)    (151,410)     (34,305)

                   ------------ ------------ ------------ ------------
Net Increase
 (Decrease) in Cash      1,379      143,644     (682,261)     357,660
                   ------------ ------------ ------------ ------------

Cash, Beginning of
 Period                116,535   12,140,595    4,270,613   11,782,935

                   ------------ ------------ ------------ ------------
Cash, End of Period    117,914   12,284,239    3,588,352   12,140,595
                   ============ ============ ============ ============


Note (1): The translations of Japanese yen amounts into US dollar amounts with respect to the three months ended Mar 31, 2004 are included solely for the convenience of readers outside Japan and have been made at the rate of JPY104.18 =$1, the approximate rate of exchange on Mar 31, 2004.



                    INTERNET INITIATIVE JAPAN INC.          Appendix 5
                    ------------------------------
      CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)
      -----------------------------------------------------------
          For the Year Ended March 31, 2004, March 31, 2003
             (Expressed in Thousands of Japanese Yen (JPY)
                      and U.S. Dollars (USD))(1)

                                                           March 31,
                                     March 31, 2004           2003
                                ------------------------- ------------
                                  USD (1)        JPY          JPY
                                ------------ ------------ ------------
Operating Activities:
  Net loss                           (1,009)    (105,139) (16,476,822)
  Depreciation and amortization      38,475    4,008,324    3,580,212
  Provision for doubtful
   accounts                           4,324      450,505       84,339
  Equity method net loss              2,748      286,317    5,625,299
  Impairment loss on investment,
   advance and deposits for
   Crosswave                         16,510    1,719,981    7,153,087
  Minority interests in net loss
   of consolidated subsidiaries      (2,263)    (235,812)    (153,251)
  Foreign exchange losses                49        5,124      277,856
  Gain on retirement of
   convertible notes                   (854)     (88,975)           -
  Losses (gains) on other
   investments-net                  (13,562)  (1,412,858)     277,162
  Decrease (increase) in
   accounts receivable                7,520      783,387   (1,351,380)
  Increase (decrease) in
   accounts payable                 (10,868)  (1,132,209)   1,245,431
  Decrease (increase) in
   inventories                         (296)     (30,813)     198,597
  Deferred income taxes             (20,768)  (2,163,571)     885,784
  Other                              (1,544)    (160,895)     235,378
                                ------------ ------------ ------------
  Net cash provided by operating
   activities                        18,462    1,923,366    1,581,692
                                ------------ ------------ ------------

Investing Activities:
  Purchase of property and
   equipment                        (15,908)  (1,657,302)  (1,315,390)
  Advances to Crosswave             (16,510)  (1,719,981)           -
  Deposit of restricted cash for
   and purchase of stock
   purchase right of Crosswave            -            -   (5,056,250)
  Proceeds from sales of other
   investment                        20,835    2,170,584            -
  Purchase of other investments (3,126) (325,665) (51,671) Refund (payment) of guarantee
   deposits-net                       6,470      674,018   (1,487,911)
  Other                                  56        5,883       33,301
                                ------------ ------------ ------------
  Net cash used in investing
   activities                        (8,183)    (852,463)  (7,877,921)
                                ------------ ------------ ------------

Financing Activities:
  Proceeds from long-term
   borrowings                         3,839      400,000    2,000,000
  Repayments of long-term
   borrowings                       (18,657)  (1,943,735)  (1,400,000)
  Repurchase of convertible
   notes                            (29,252)  (3,047,460)           -
  Principal payments under
   capital leases                   (26,234)  (2,733,012)  (2,475,433)
  Net increase in short-term
   borrowings                        16,707    1,740,495    1,003,367
  Proceeds from issuance of
   common stock                     127,206   13,252,311            -
                                ------------ ------------ ------------
  Net cash provided by (used in)
   financing activities              73,609    7,668,599     (872,066)
                                ------------ ------------ ------------

Effect of Exchange Rate Changes
 on Cash                               (418)     (43,615)    (289,272)

                                ------------ ------------ ------------
Net Increase (decrease) in Cash      83,470    8,695,887   (7,457,567)
                                ------------ ------------ ------------

Cash, Beginning of Period            34,444    3,588,352   11,045,919

                                ------------ ------------ ------------
Cash, End of Period                 117,914   12,284,239    3,588,352
                                ============ ============ ============


Note (1): The translations of Japanese yen amounts into US dollar amounts with respect to the year ended Mar 31, 2004 are included solely for the convenience of readers outside Japan and have been made at the rate of JPY104.18 =$1, the approximate rate of exchange on Mar 31, 2004.

    CONTACT: IIJ Investor/Media Relations Office
             Taisuke Ono/Hiroaki Tsuno
             +81-3-5259-6500
             ir@iij.ad.jp

                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                           Internet Initiative Japan Inc.




Date:  May 14, 2004                      /s/  Koichi Suzuki
                                         -------------------------------------
                                         Koichi Suzuki
                                         President, Chief Executive Officer and
                                         Representative Director